LEGACY CAPITAL FUND, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2015 and 2014

	Common Stock		Retained Earnings		Total	
Balance - December 31, 2013	$	8,000	$	2,000	$	10,000
Net Income for the Year 2014		-		10,000		10,000
Stockholder Distributions		-		-		-
Balance - December 31, 2014		8,000		12,000		20,000
Net Income for the Year 2015		-		-		-
Stockholder Distributions		-		-		-
Balance - December 31, 2015	$	8,000	$	12,000	$	20,000

The accompanying notes are an integral part of these financial statements.